09042571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67447

SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 01 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 10

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2008 (MM/DD/YY) AND ENDING JUNE 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

VISION FINANCIAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 HIGH RIDGE PARK, SUITE 100
(No. And Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN — (212) 859-0300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 01 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION FINANCIAL MARKETS, LLC, as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA M. SNYDERMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2012

Signature

President and Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Vision Financial Markets LLC:

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company"), as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vision Financial Markets LLC as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
September 28, 2009

VISION FINANCIAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 449,682
Cash and cash equivalents segregated under federal and other regulations (cash of $27,680,537 and money markets of $73,879,373)	101,559,910
	102,009,592
U.S. Government securities owned – at fair value	6,539,250
Securities owned, at fair value (pledged $60,834,225 as collateral)	106,815,396
Receivable from futures commission merchants (cash of $1,938,630 and US Government securities with fair value of $1,001,965)	2,940,595
Receivables from and deposits with clearing organizations (cash of $5,160,221, money markets of $57,126,564 and US Government securities with fair value of $66,035,901)	128,322,686
Receivable from customers (net of allowance for doubtful accounts of $379,620)	3,852,242
Receivable from non-customers	2,659
Securities borrowed	3,064,600
Exchange memberships, at adjusted cost (fair value $10,554,824)	12,467,696
Secured demand notes	17,927,750
Investment in affiliated partnership, at fair value	51,842
Furniture and equipment (net of accumulated depreciation of $1,413,636)	8,020
Accrued interest and dividends receivable	918,830
Others assets	282,655
TOTAL ASSETS	$ 385,203,813

LIABILITIES AND MEMBERS' EQUITY

Payable to customers	$ 287,071,744
Payable to clearing organizations	211,220
Payable to non-customers	2,418,202
Securities sold under agreements to repurchase, at fair value	7,322,969
Bank loan payable	34,133,051
Securities sold, but not yet purchased, at fair value	3,041
Commissions payable	3,821,938
Accounts payable, accrued expenses and other	9,807,432
Obligations under capital lease	7,152
TOTAL LIABILITIES	344,796,749
Liabilities subordinated to the claims of general creditors	35,827,750
Members' equity	4,579,314
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 385,203,813

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant ("FCM") and commodity pool operator. The Company is also a member of the Chicago Board of Options Exchange ("CBOE"), the CME Group/NYMEX ("CME"), ICE Clear U.S., the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commissions derived from executing orders for commodity futures and options contracts on behalf of its customers. The Company also sponsors and operates commodity pools. In July 2008, the Company commenced operations to clear and carry customer accounts that trade and invest in securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenues on commodity futures and options transactions and related expenses are recorded on a round-turn basis when positions are closed out on behalf of customers. The difference between commissions on a half-turn basis is not material at June 30, 2009. Commission revenues on securities transactions and related expenses are recorded on the settlement date basis. The difference between settlement date and trade date commissions were not material at June 30, 2009.

Investment in Affiliated Partnership

Investment in affiliated partnership is accounted for at the net asset value as reported by the partnership that approximates fair value.

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years.

Fair Value Measurement – Definition and Hierarchy

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is organized and operated as a limited liability company and is not subject to Federal or state income taxes as a separate entity. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

Cash

For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company considers non-FDIC covered money-market funds to be cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. ASSETS SEGREGATED AND SECURED UNDER THE COMMODITY EXCHANGE ACT AND REGULATIONS THEREUNDER

Under the Commodity Exchange Act (the "Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the Act, in connection with transactions in regulated and non-regulated commodities. At June 30, 2009, segregated and secured assets included in the statement of financial condition were as follows:

Cash and cash equivalents	$ 78,727,046
Receivable from futures commission merchant	726,218
Receivable from futures commission merchant - secured	1,847,498
Receivables from and deposits with clearing organizations	119,838,797
Securities owned representing investment of customer funds	60,834,225
U.S. Government securities representing investment of customer funds	6,490,180
	$ 268,463,964

NOTE 3. ASSETS SEGREGATED AND SECURED UNDER THE COMMODITY EXCHANGE ACT AND REGULATIONS THEREUNDER (continued)

In addition to funds segregated in the statement of financial condition, the Company is holding in safekeeping at June 30, 2009, $6,260,000 of U.S. Treasury securities owned by its customers for margin requirements. These securities are not included in the statement of financial condition.

Assets in segregation exceeded segregation requirements by $9,893,687 at June 30, 2009.

Pursuant CFTC Regulation 30.7, the Company must set aside funds in separate accounts sufficient to secure the obligations of its customers trading in futures or options contracts on foreign commodity exchanges. Amounts set aside exceeded CFTC requirements by $1,192,369 at June 30, 2009.

NOTE 4. ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATIONS THEREUNDER

Under the Securities Exchange Act of 1934 (the "34 Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the 34 Act, in connection with transactions in securities. At June 30, 2009, segregated assets included in the statement of financial condition were as follows:

Cash and cash equivalents	$ 22,774,854

Assets in segregation exceeded segregation requirements by $1,380,758 at June 30, 2009.

NOTE 5. INVESTMENT IN AFFILIATED PARTNERSHIP

The Company acts as general partner and commodity pool operator for a commodity pool limited partnership, from which the Company receives commission and interest income (Note 10). Investment in the affiliated partnership at June 30, 2009, was as follows:

Limited partnership	Amount	Percentage of ownership
Turtle Futures Fund, L.P.	$ 51,842	4.46%

NOTE 6. OBLIGATIONS UNDER CAPITAL LEASES

The Company has a lease agreement for the use of computer equipment. The imputed interest rate for this lease is 8.25% and are payable monthly. Future minimum lease payments are as follows:

Year ending June 30, 2010	$ 8,020
Less: portion representing interest	(868)
Present value of net minimum lease payments	$ 7,152

The related assets are included in furniture and equipment at a net book value of $8,020.

NOTE 7. SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $35,827,750, consisting of cash subordinations of $17,900,000 (bearing interest at prime rate plus 1-3% per annum) and secured demand note agreements of $17,927,750, (bearing interest at 3.5% to 8% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2010	$ 2,550,000	$ 5,205,000	$7,755,000
2011	10,250,000	1,306,500	11,556,500
2012	100,000	3,731,250	3,831,000
2013	5,000,000	775,000	5,775,000
2014	-	500,000	500,000
2015	-	900,000	900,000
2016	-	5,010,000	5,010,000
2017	-	500,000	500,000
	$ 17,900,000	$ 17,927,750	$ 35,827,750

Subordinated loans pursuant to secured demand note agreements in the amount of $13,470,250 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the CBOE and CME, and are available in computing adjusted net capital under the SEC and CFTC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and CFTC's capital regulations governing the withdrawal of subordinated debt.

NOTE 8. OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. The income after the preferred membership interests' amount is allocated to the Managing Member.

The Company will continue in perpetuity or at the occurrence of any of the events described in the Operating Agreement.

NOTE 9. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of CME (the Company's designated self-regulatory organization), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. The Company is also subject to the CFTC's minimum financial requirements under Regulation 1.17. The Company's minimum net capital amount is equal to the greater of its requirement under Regulation 1.17 or Rule 15c3-1. At June 30, 2009, the Company had net capital of $23,401,571, which was $16,016,437 in excess of its minimum requirement of $7,385,134.

NOTE 10. FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at June 30, 2009. See Note 1 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets	Level 1	Level 2	Total
Money Markets	$131,005,937	$ -	$131,005,937
US Governments	-	67,037,866	67,037,866
Corporate debt	-	106,815,396	106,815,396
Total	$131,005,937	$173,853,262	$304,859,199
% of Total	42.97%	57.03%	100%

NOTE 11. RELATED PARTY TRANSACTIONS

Brokerage Commissions and Interest

As General Partner in a commodity pools, the Company receives a portion of the brokerage commissions in lieu of a management fee. These brokerage commissions are calculated and paid at the end of each month based on the trading activities of the commodity pool. For the year ended June 30, 2009, these commissions totaled $23,710. In addition, the Company receives a percentage of the overnight interest earned on the average total equity of Turtle Futures Fund, L.P., which is held on deposit with the clearing broker. For the year ended June 30, 2009, the interest earned totaled $3,753.

The Company, acting as FCM for certain affiliates, earns commissions for customer business introduced to the Company net of commissions paid. For the year ended June 30, 2009, the Company has $103,686 payable to one of the affiliates.

Administrative and Operating Expenses

Certain costs attributable to the Company's operations are paid by an affiliated entity and are reimbursed by the Company. Expenses allocated to the Company are for administrative and other operating costs. The amount paid for these services to the affiliate was approximately $21,000 for the year ended June 30, 2009. There was no amount payable to the affiliate at June 30, 2009.

NOTE 11. RELATED PARTY TRANSACTIONS (continued)

Investment Management

The Company pays a management fee to an affiliated company that provides investment strategy for the Company's segregated funds. The affiliated company receives a monthly fee equal to .25% of the invested principal daily balance. The amount paid for these services to the affiliate was approximately $605,859 for the year ended June 30, 2009.

Due From Affiliated Company

The Company paid for monthly administrative staff and office expenses for an affiliate. The monthly expense paid on behalf of this affiliate was $8,300. At June 30, 2009, there was $101,763 due from the affiliated company. This balance was received from the affiliate in July 2009.

NOTE 12. CONTINGENCIES

The Company has guaranteed performance under the Commodity Exchange Act of its introducing brokers with respect to its customer accounts.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers' and customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

Included in other assets is a receivable from Sentinel Management Group, Inc. ("Sentinel"). This receivable arose from Sentinel's bankruptcy filing in August 2007. The Company has a gross receivable in the amount of $15,316,195, of which $13,316,195 has been written off during the year ended June 30, 2008, the balance of $2,000,000 has been written off during the year ended June 30, 2009 leaving it with a net of $0. Actual receipt of this receivable may be higher or lower than the net amount the Company is carrying as of June 30, 2009

NOTE 13. LEASE COMMITMENTS

The Company has three leases for office space expiring in February 2011, April 2011 and October 2016. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

Year ending June 30,	
2010	$ 414,685
2011	342,959
2012	167,580
2013	167,580
Thereafter	694,374
	$ 1,787,178

Rent expense incurred on the above leases was approximately $705,662 for the year ended June 30, 2009. The Company sub-leases some of the office space included in the above schedule. The rental income received from an unrelated entity was $93,311 for the year ended June 30, 2009.

NOTE 14. EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company's contribution approximated $223,839 for the year ended June 30, 2009.

NOTE 15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and clears futures contracts for the accounts of its customers through four major futures commission merchants. The Company guarantees its customer performance under these contracts to the futures commission merchants with whom the contracts are ultimately cleared. The Company controls its risks associated with its customers' activities by requiring customers to maintain minimum margin requirements for all open positions in compliance with regulatory and internal guidelines.

These margin levels are monitored on a daily basis and customers are required to deposit additional collateral, in a timely manner, should the fluctuation in the value of underlying positions cause the account to be under margined.

NOTE 15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company enters into collateralized reverse repurchase agreements that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. Reverse repurchase agreements are collateralized by U.S. Treasury obligations. These agreements are executed with a major financial institution and collateral is also held at this major financial institution. The Company monitors the market value of the U.S. Treasury obligations to ensure that they are sufficiently collateralized.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to the commodities transactions can be directly impacted by volatile trading markets that may impair customers' and counterparties ability to satisfy their obligation to the Company.